Exhibit 99.3

[TRANSLATED FROM THE HEBREW]

SCAILEX CORPORATION LTD (“the Company”)

19th February 2007

The Securities Authority	Tel Aviv Stock Exchange Ltd
22 Kanfei Nesharim Street	54 Ahad Ha'am Street
Jerusalem 95464	Tel Aviv 65202
(Through the Magna)	(Through the Magna)

The Oil Refineries IPO

Scailex Corporation Ltd (hereinafter referred to as “Scailex”) hereby announces that according to preliminary information that the Company has received from the Government Companies Authority, the applications by the subsidiary under its control, Petroleum Capital Holdings Ltd (hereinafter referred to as “the subsidiary”), together with the Israel Corporation Ltd (hereinafter referred to as “the Israel Corporation”) in the public tender offer of Oil Refineries Ltd (hereinafter referred to as “Oil Refineries”), that took place today, have been accepted in a percentage that is expected to vest them with control of Oil Refineries.

Official notice of the issue results, including the number of shares to be allotted to the Company and the Israel Corporation and the price thereof, has not yet been received.

Subject to obtaining such official notice as aforesaid, Scailex intends to apply to the State in early course to obtain ministerial approval for controlling and holding means of control in Oil Refineries in accordance with the Government Companies (Declaration of the State’s Vital Interests in Oil Refineries Ltd) Order, 5767-2007. Scailex also intends to apply in early course to the Restrictive Trade Practices Authority for the approval of a merger.

As set out in Scailex’s immediate report of 18th February 2007, the subsidiary’s share of the application that has been accepted as aforesaid is 20% (and Scailex’s share, approx. 16%), and the subsidiary has an option to increase to 45% on the conditions detailed in the said report.

Scailex Corporation Ltd